Filed Pursuant To Rule 433

Registration No. 333-275079

February 23, 2024

Michael Sonnenshein on Squawk Box CNBC

ANDREW SORKIN: Joining us right now is Grayscale CEO, Michael Sonnenshein. It’s not that often when one of your competitors says hey go help these folks.

GRAYSCALE CEO, MICHAEL SONNENSHEIN: Haha – well we do have an application on file. Grayscale sponsors ticker ETHE, Grayscale Ethereum Trust, the largest ethereum fund in the world, and a spot ethereum etf is a matter of when, not a matter of if –

SORKIN: And you say that because with such confidence.

SONNENSHEIN: I say that with confidence because my team has been doing the tough work to move this industry forward, work constructively with regulators, focus on you know, disclosure and investor protections, and that's been true for bitcoin, proud of the work we did with GBTC.

SORKIN: It took a lawsuit to get Gary Gensler to back down on this, right? And we just had Gary here recently and you saw the interview, I would love to get your reaction to it, but clearly left to his own devices, this is not the outcome he would have preferred. I think that's – at least in between the lines that's what I think he has said.

SONNENSHEIN: Well he actually wrote a pretty strong dissenting letter around this and really focused on the Grayscale lawsuit the day the spot bitcoin etf approvals came out.

SORKIN: Which then begs the question on the ethereum front, if that is to move forward in a meaningful way, does that require another suit?

SONNENSHEIN: It’s too early to say, too early to say. I think we have a similar dynamic in the market where the SEC has allowed for and approved ethereum futures ETFs to come to market. The data suggests in a very similar way to bitcoin that spot bitcoin and bitcoin futures have a tie, the markets have a 99.9% correlation, same is true around ethereum we have a very similar dynamic here.

SORKIN: Give us a little bit of a behind the scenes over the last month and a half since this has now happened, there have been outflows from your firm, a lot of inflows apparently, to Blackrock and some of the others, I have also now seen your ads on subways and other places, how has the business even changed?

SONNENSHEIN: I think it is about audience, right? I think that GBTC is uplisting, having come to the New York Stock Exchange, paved the way for all the other issuers to come to market as well has really opened the opportunity for a much larger audience of investors to participate in this asset class for the first time. The products are functioning very, very well, tight spreads, closely tracking the underlying bitcoin. It has been a major success.

SORKIN: But strategically for you, is your goal to get more inflows or frankly just to prevent outflows, given that you were the leader in this space to begin with.

SONNENSHEIN: Well, I think it's actually – the question we're actually getting mostly from investors now is where else should they be investing? A lot of investors were able to benefit from being in bitcoin as early as they were because we were in bitcoin as early as we were, and so they're looking across the rest of the Grayscale product family at other assets and other areas of the market and where they can get involved in diversifying their crypto exposure.

SORKIN: Okay so what does that look like then to you?

SONNENSHEIN: We're seeing investors actually taking note of ethereum, right, ticker ETHE. But Grayscale now has well over a dozen products in the market and we're seeing robust trading volumes there, investors looking to deploy capital in other areas of the market some of them taking a sector-based approach to their crypto investing.

SORKIN: Do you think your company, given where you are in this space, is an independent firm two years from now? I ask because we now have a dozen companies that are effectively trying to be in your space, Blackrock, of course, sort of rolling in at a very aggressive speed.

SONNENSHEIN: Sure.

SORKIN: You do have an enormous amount of money under management, if you will, but part of – strategically you have to sort of deal with this idea that they can go elsewhere, you have fees that are higher than most of the others. Would it make sense for you to be with somebody else?

SONNENSHEIN: It could. I would be lying if I didn't say that those types of conversations and those opportunities over time have started to present themselves at Grayscale. I think the investment community as a whole really took note of the Grayscale lawsuit, and the victory that we had in that lawsuit, and you know -- our eyes and ears are open and sometimes people are approaching us about strategically working together, but nothing to announce.

SORKIN: On the bitcoin front, is your sense, we haven't gotten to a place where all the advisers were all approved yet, to be offering this as a product. Six months from now, they may. How does that change the balance of all of this? When are we going to see – we're seeing meaningful trading, but maybe we see lots and lots of trading, just is this still a huge HODL community, and what does that mean to this long-term in terms of pricing?

SONNENSHEIN: I do think the advise market is very important for bitcoin and crypto in general. About $40 trillion worth of advisewealth here in the US. Over the next couple of months, I do think you will see these products begin to get approved on advisory platforms. And even just yesterday my team was holding a seminar in Dallas with investment professionals. And it is clear that there is still a knowledge gap amongst those professionals as to how to approach the conversations with their clients. For us, it is a reminder we have to educate advisers because they're either scared, they don't know how to approach this, it is so different from everything else they invest in, or they're getting added pressure from their clients seeing the returns, seeing what having this exposure and those portfolios can do, and we have to bridge that gap for them.

SORKIN: So when you describe it to folks–

SONNENSHEIN: Yeah

SORKIN: What are you – what is your description? I got in trouble the other day, Joe, you probably saw this on twitter, you and I were having a debate about whether this was a store of value or whatever, I made a relatively inane comment I will admit, it was not a great comment, Is aid, look, it is not a store of value if it goes down. it is a store value if it goes up I said it would be nice if it could hang around in one place.

JOE KERNEN: You said that after it had been the best performing asset on a five-year, ten-year and 15-year span so what is the –

SORKIN: Taking it on the chin.

KERNEN: What is the store of value then? If it is the best – so nothing else is a store value then –

SORKIN: And that's why this becomes a very interesting –

KERNEN: You know, our beloved Comcast, beloved, love it, was a $64 stock. It is now at $41. Bitcoin was a $64,000 – it is now at $52. Are you saying that Comcast is not a store of value?

SORKIN: What I argued over time –

KERNEN: You want it to stay right where it is.

SORKIN: What I argued over time is one is a more speculative asset than the other because one has cash flows that you can look at, and you can say, okay, Netflix or Comcast –

KERNEN: Plenty of things.

SORKIN: Name your business.

KERNEN: Plenty of things don't have –

SORKIN: and some they go up and down, but there is some true basis underneath it –

KERNEN: What is the cash flow of Chinese ceramic pottery? What is the cash flow of a – who's that guy that draws the line across a canvas, Rothko, what is the –

SONNENSHEIN: Gentlemen, I’m going to help settle this. There are multiple truths here around bitcoin okay, and it is a multidimensional asset. It means different things to different people, and that's okay. If Andrew looks at it as a store of value –

KERNEN: He doesn't.

SONNENSHEIN: He doesn't? I'm sorry.

KERNEN: Did you think I was the person on the other side –

SORKIN: To me, it is like gold or a baseball card.

KERNEN: Gold hasn't always been at –

SONNENSHEIN: Many investors have adopted it as a digital gold in their portfolio.

KERNEN: Gold was $100 an ounce.

SORKIN: I think of that as a speculative asset.

KERNEN: Gold?

SORKIN: Gold is somewhat of a speculative asset, you don't think?

KERNEN: Some people think the dollar is a much more speculative asset than gold. We used to be on the gold standard!

SORKIN: We have a guest here. Michael, you want to – what do you think?

SONNENSHEIN: When we talk to – no, no, no, listen, when we talk to investors about this there is definitely a solidified narrative around bitcoin being a digital gold, digital store of value, a lot of the same properties of gold, but perhaps better than gold in the sense that it is more portable, more visible.

SORKIN: I get that.

KERNEN: No insurance, no transporting it across –

SORKIN: Sure.

SONNENSHEIN: For other investors, they may be more excited about bitcoin as a technology, right, and all the use cases that are being built on top of it, so they look at it in their portfolio more akin to an early stage tech investment or VC.

SORKIN: I'm more in the first stage than the second stage, I think.

SONNENSHEIN: Okay.

SORKIN: Ethereum is different, by the way.

SONNENSHEIN: Yeah.

SORKIN: I’d be more excited about that as an early stage technology.

SONNENSHEIN: Okay. because of what's being built on ethereum.

SORKIN: Bingo.

SONNENSHEIN: Okay, and that's fair. Multiple truths, right – it can mean different things to different people and serve different roles in different portfolios.

SORKIN: We have different goals we have to get to a commercial.

KERNEN: I don't get to see all the nasty stuff you're getting about that comment, will you send it to me?

SORKIN: Oh my god –

KERNEN: Will you forward it to me.

SORKIN: The bitcoin bulls think I'm a moron.

KERNEN: Oh I would enjoy that, will you send that –

SORKIN: I’m sure you would. Michael Sonnenshein, thank you.

SONNENSHEIN: Thank you.

Now boarding: Investors in the world’s largest Bitcoin f

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